Aspen Insurance Holdings Limited Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
and Preference Share Dividends

		Six months ended June 30,	Twelve months ended December 31,
		2016	2015	2014	2013	2012	2011(2/3)
			($ in millions, except ratios)
			(As Adjusted)
Net Income (loss)		$179.3	$323.1	$355.8	$329.3	$280.4	$(110.1)
Add back
Income taxes		3.8	14.4	12.1	13.4	15.0	(37.2)
Interest expense		14.8	29.5	29.5	32.7	30.9	30.8
Earnings available for fixed charges and preference share dividends		197.9	367.0	397.4	375.4	326.3	(116.5)

Fixed charges and preference share dividends
Interest Expense		14.8	29.5	29.5	32.7	30.9	30.8
Amortization of debt issuance costs		0.1	0.1	0.1	0.2	0.1	0.2
Estimated interest within rental expense		2.5	5.0	2.2	2.4	2.4	2.7
Preference share dividends (pre tax)		19.3	39.4	39.0	36.9	32.7	28.6
Total fixed charges and preference share dividends		36.7	74.0	70.8	72.2	66.1	62.3

Ratio of earnings to fixed charges		11.37x	10.61x	12.50x	10.63x	9.77x	(3.46)x

Ratio of earnings to fixed charges and preference share dividends	(1)	5.39x	4.96x	5.61x	5.20x	4.94x	(1.87)x

(1)
For purposes of computing these ratios, earnings consist of net income before tax, excluding interest expense. Fixed charges consist of interest expense on our long-term debt, amortization of debt issuance costs, and the interest portion of rental payments under operating leases. Fixed charges and preference share dividends consists of interest expense on our long-term debt, amortization of debt issuance costs, the interest portion of rental payments under operating leases, and dividends on our Perpetual PIERS (which the Company redeemed in May 2013), 7.401% Preference Shares, 7.250% Preference Shares and 5.95% Preference Shares (each as defined herein) grossed up at the effective rate of tax.

(2) (3)
For the year ended December 31, 2011, the net result before tax was a loss of $147.3 million.
In 2012, the Company adopted the provision of ASU 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.” Under the standard, the Company is required to expense the proportion of its general and administrative deferred acquisition costs not directly related to successful acquisition. For more information on the impact of ASU 2010-26 refer to Note 2(l) “Basis of Preparation and Significant Accounting Policies — New Accounting Policies,” of our consolidated financial statements appearing in the Company’s Annual Report on Form 10-K, filed on February 26, 2013.